FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated May 03, 2023

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 03 May, 2023

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 03 May 2023
Result of AGM

Exhibit 99

London, 3 May 2023

UNILEVER PLC

RESULTS OF ANNUAL GENERAL MEETING

Unilever PLC shareholders today approved each of the resolutions put to the 2023 Annual General Meeting with the exception of Resolution 2 concerning the approval of the Directors' Remuneration Report which was not passed.  Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

The following directors stood for election or re-election and were duly elected or re-elected by the shareholders of Unilever PLC:

Nils Andersen, Judith Hartmann, Adrian Hennah, Alan Jope, Andrea Jung, Susan Kilsby, Ruby Lu, Strive Masiyiwa, Youngme Moon, Nelson Peltz, Graeme Pitkethly, Hein Schumacher and Feike Sijbesma.

POLL RESULTS - ANNUAL GENERAL MEETING 3 MAY 2023

	TOTAL VOTES FOR	%	TOTAL VOTES AGAINST	%	TOTAL VOTES CAST	% OF SHARE CAPITAL VALIDLY CAST VOTED FOR AND AGAINST	VOTES WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2022	1,759,967,085	99.48%	9,245,225	0.52%	1,769,180,562	70.10%	32,547,598
2. To approve the Directors' Remuneration Report	721,481,269	41.97%	997,744,371	58.03%	1,719,218,834	68.12%	82,534,318
3. To re-elect Nils Andersen as a Director	1,447,289,967	83.08%	294,712,366	16.92%	1,741,994,434	69.02%	58,597,475
4. To re-elect Judith Hartmann as a Director	1,770,058,548	99.90%	1,760,483	0.10%	1,771,811,132	70.21%	29,939,763
5. To re-elect Adrian Hennah as a Director	1,696,415,367	95.72%	75,888,397	4.28%	1,772,296,808	70.23%	29,453,024
6. To re-elect Alan Jope as a Director	1,752,664,653	98.89%	19,705,080	1.11%	1,772,362,629	70.23%	29,391,578
7. To re-elect Andrea Jung as a Director	1,500,647,498	84.73%	270,447,762	15.27%	1,771,087,361	70.18%	30,658,392
8. To re-elect Susan Kilsby as a Director	1,764,257,572	99.58%	7,518,466	0.42%	1,771,768,139	70.20%	29,983,645
9. To re-elect Ruby Lu as a Director	1,538,533,846	86.84%	233,204,654	13.16%	1,771,730,601	70.20%	30,021,045
10. To re-elect Strive Masiyiwa as a Director	1,755,082,330	99.49%	8,917,500	0.51%	1,763,991,931	69.90%	37,759,847
11. To re-elect Youngme Moon as a Director	1,766,546,071	99.68%	5,735,388	0.32%	1,772,273,560	70.22%	29,478,124
12. To re-elect Graeme Pitkethly as a Director	1,758,101,043	99.19%	14,386,036	0.81%	1,772,479,180	70.23%	29,274,804
13. To re-elect Feike Sijbesma as a Director	1,736,472,650	97.98%	35,757,377	2.02%	1,772,222,128	70.22%	29,528,767
14. To elect Nelson Peltz as a Director	1,704,336,781	96.17%	67,791,469	3.83%	1,772,096,501	70.22%	29,621,825
15. To elect Hein Schumacher as a Director	1,759,215,600	99.26%	13,097,748	0.74%	1,772,305,449	70.23%	29,424,602
16. To reappoint KPMG LLP as Auditors of the Company	1,788,492,826	99.35%	11,619,137	0.65%	1,800,080,324	71.33%	1,646,951
17. To authorise the Directors to fix the remuneration of the Auditor	1,769,398,039	99.86%	2,552,015	0.14%	1,771,918,305	70.21%	29,810,784
18. To authorise Political Donations and expenditure	1,735,823,060	97.98%	35,799,221	2.02%	1,771,591,327	70.20%	30,132,682
19. To renew the authority to Directors to issue shares	1,714,024,989	96.69%	58,585,555	3.31%	1,772,578,795	70.24%	29,153,244
20. To renew the authority to Directors to disapply pre-emption rights	1,744,627,291	98.47%	27,049,194	1.53%	1,771,644,736	70.20%	30,086,455
21. To renew the authority to Directors to disapply pre-emption rights for the purposes of acquisitions or capital investments	1,733,274,984	97.84%	38,248,977	2.16%	1,771,494,462	70.19%	30,235,591
22. To renew the authority to the Company to purchase its own shares	1,749,439,574	98.77%	21,792,302	1.23%	1,771,200,922	70.18%	30,530,652
23. To shorten the notice period for General Meetings	1,656,146,266	93.43%	116,453,959	6.57%	1,772,568,477	70.24%	29,163,558

Resolution 2: 2022 Directors' Remuneration Report

While the Board is pleased that all other resolutions were carried with large majorities, we are disappointed that the advisory vote on the Directors' Remuneration Report was not passed.

We are committed to shareholder engagement and will consult over the next few months to listen carefully to feedback and determine any next steps.

In accordance with the UK Corporate Governance Code, we will publish a further statement detailing the outcome of our shareholder engagement in relation to the above resolution, including any actions taken as a result, within six months of the 2023 Annual General Meeting.

NOTES:
- The 'For' vote includes votes given at the Chairman's discretion and details of proxy votes cast are included in the table above.
- As at 11.30am on 3 May 2023 the total number of issued ordinary shares of Unilever PLC was 2,629,293,772. Of those ordinary shares, 103,861,999 were held as treasury shares and 1,715,172 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever Group (the "Unilever Group Shares"). The voting rights attaching to the Unilever Group Shares are not exercisable. Therefore, as at 11.30am on 3 May 2023, the total number of Unilever PLC ordinary shares with exercisable voting rights was 2,523,716,601.

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to and available for inspection at the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.  A copy of the resolutions can also be found in the Chairman's Letter and Notice of Meeting which is available on our website: www.unilever.com/AGM

3 May 2023

Safe Harbour:
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current war in Ukraine.
These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2022 and the Unilever Annual Report and Accounts 2022.